Matthew P. Dubofsky

T: +1 720 566 4244

mdubofsky@cooley.com

October 18, 2017

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:                    Jan Woo, Legal Branch Chief, Office of Information Technology

Matthew Derby, Staff Attorney

Mengyao Lu, Staff Accountant

Morgan Youngwood, Staff Accountant

RE: SendGrid, Inc.

Ladies and Gentlemen:

On behalf of SendGrid, Inc. (the “Company”), we are writing in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated October 13, 2017, with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, confidentially submitted on September 27, 2017. The Company is concurrently publicly filing a Registration Statement on Form S-1, which includes changes that reflect the Comments (the “Registration Statement”).

Below are the Company’s responses to the Comments. The numbered paragraphs correspond to the numbering of the Comments, which for your convenience we have incorporated into this letter. Page references in the text of the Company’s responses correspond to the page numbers of the revised Registration Statement.

Market and Industry Data, page 48

1.              In response to prior comment 2, you state in your letter that the company commissioned a report from Egg Strategy, a consumer research and brand strategy consulting firm. Please disclose this in the filing.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised page 94 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Performance

Increasing International Revenue, page 63

380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023  T: (720) 566-4000  F: (720) 566-4099  WWW.COOLEY.COM

2.              We note your response to prior comment 13 that you do not currently have material operations, or any specific plans to commence material operations, in any additional countries other than London. Given that 36% of your total revenue was from outside the United States in 2016 and that customers outside the United States are increasingly using your services, please discuss in this section any challenges and/or material uncertainties related to providing services outside the United States without material operations.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised page 64 of the Registration Statement.

Key Business Metrics, page 63

3.              We note from your revised disclosures in response to prior comment 6 that one of the components of your subscription net dollar retention rate is your subscription gross dollar churn rate. Please revise your disclosures to explain in greater detail how your subscription net dollar retention rate is impacted by your subscription gross dollar churn rate.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised pages 66 and 67 of the Registration Statement.

4.              In response to prior comment 7, you state that you believe a relatively small number of businesses have more than one unique paying account with the company. Please disclose the number of businesses with more than one user account. Given that the number of customer accounts is a key business metric for the company, consider including a risk factor that the number of customers does not reflect the number of unique customers.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised pages 15 and 65 of the Registration Statement.  The Company supplementally advises the Staff that the revised disclosure reflects an estimate by the Company (after review of information reasonably available to it) of the portion of the Company’s customers that may be affiliated with the same business as one or more of the Company’s other customers.  The Company does not track this data internally and the ability of the Company to identify and verify overlap in its customer base with additional precision or accuracy is limited.  The Company’s self-service SaaS model is predicated on customers using the Company’s website to sign up for the Company’s services online and, as part of the signup process, providing such information as is necessary to allow the Company to provision and bill for its services.  The Company generally does not verify this information and does not try to determine whether a new customer is part of the same business or consolidated entity as any of its other customers.  Because the Company’s estimate of the overlap in its customer base is based in part on information provided as part of the signup process that has not been independently verified by the Company and because the information provided as part of the signup process is not always sufficient to allow the Company to identify overlap in its customer base, the Company respectfully submits to the Staff that the revised disclosure is appropriate and that the Company is unable without unreasonable effort or expense to more precisely quantify such overlap.

Furthermore, the Company believes that treating each of its paying accounts as a unique customer for purposes of the customer count disclosure in the Registration Statement, including with respect to the Company’s key business metrics, is appropriate in that it is reflective of the fact that the Company serves each such customer on an individual basis and incurs incremental operational expense with respect to each such customer.  Such customer-by-customer expense is reflected in the Company’s operating model and in the cost of revenue, research and development, selling and marketing, and general and administrative expense line items of the Company’s statement of operations.  The Company’s customer count also accurately reflects the number of sources of Company revenue and the Company’s growth and potential for future growth because each customer reported is making a separate purchasing decision.  The Company’s operating model is dedicated to serving the total number of reported customers and to the extent certain customers are affiliated with the same business as one or more of the Company’s other customers, it is incidental to how the Company’s business is managed and the Company’s growth and potential for future growth.

Results of Operations, page 67

5.              We note your revised disclosures in response to prior comment 10. Please quantify the increases in revenue attributable to sales of additional services to existing customers and sales to new customers, respectively, or advise why such information is not reasonably available.  Refer to Section III.D of SEC Interpretive Release 33-6835.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised pages 70 and 72 of the Registration Statement.

6.              Please clarify whether your Marketing Campaigns service revenue includes any revenue associated with sending emails for your Marketing Campaigns service subscribers.  In this regard, we note from your disclosures on page 60 that you consider revenue from your Marketing Campaigns service to include revenue generated from subscriptions by your Marketing Campaigns customers both to store emails contacts and to send emails through your Email API service. Clarify the increase in revenue attributable to your new service, that is, your Marketing Campaigns service, excluding any portion attributable to sales of your Email API services. As part of your response, reconcile the increase of $6.3 million in your revenue from Marketing Campaigns service to the increase of $3 million in revenue from your email marketing services during 2016 compared to 2015.

Response:  The Company respectfully acknowledge that Staff’s comment and has revised pages 61, 67, 71 and 72 of the Registration Statement.  The Company supplementally advises the Staff that the Company has revised the Registration Statement to clarify that only revenue associated with emails sent by the Company’s email marketing customers through the Company’s Email API service to contacts stored on the Company’s system through a subscription to the Company’s email marketing services is included in the Company’s email marketing revenue.  Emails otherwise sent by those customers through the Email API service are not included in the email marketing revenue.

The Company does not believe it is otherwise useful or meaningful to investors to bifurcate the portion of its Marketing Campaigns revenue that is attributable to storage of email contacts on the Company’s system from revenue attributable to use of the Company’s Email API service to send emails to those contacts.  The Company’s Marketing Campaigns service is a fully integrated service that enables customers to select the number of contacts they will store with the Company and the Email API volume they will send in a given month to those contacts.  A Marketing Campaigns customer must sign up for both the contact storage capability and the Company’s Email API service to use the Marketing Campaigns service. Therefore, any revenue associated with emails sent via the Company’s Email API to such contacts in connection with use of the Marketing Campaigns service is included in Marketing Campaigns revenue.  Bifurcating the revenue generated from the same Marketing Campaigns customer between revenue that is attributable to storage of email contacts on the Company’s system and revenue attributable to use of the Company’s Email API service to send emails to those contacts would fail to account for the full value of a Marketing Campaigns customer and could imply that the Company would receive the associated Email API service revenue in the absence of the contact storage revenue, which is not the case.  Accordingly, the Company respectfully submits to the Staff that bifurcating the Company’s Marketing Campaigns revenue between the two required subscriptions that constitute that revenue is unnecessary, is inconsistent with how the Company manages its Marketing Campaigns service and would not be helpful disclosure for investors.

7.              Please revise your disclosures to quantify the increases in revenue attributable to your Email API services for each period presented.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised pages 70, 72 and 73 of the Registration Statement.

Notes to Consolidated Financial Statements

(11) Common Stock

(a) Stock Option Plan, page F-26

8.              We continue to evaluate your response to prior comment 16.  Please reconcile and explain the difference between the fair value of the underlying common stock at $7.53 per share on June 2, 2017 and the exercise price of $12.00 per share for the stock options you granted in July 2017 as disclosed on pages 115 through 120, where you state the exercise price was equal to the fair market value of your common stock on the date of grant as determined by your board of directors. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement. When available, please tell us your proposed IPO price and when the underwriters first communicated their estimated price range and amount for your stock.

Response:  The Company respectfully acknowledges the Staff’s comment and will provide the Staff with additional detail regarding the proposed IPO price and related matters by subsequent correspondence.  With respect to the Staff’s comment related to the Company’s June 2017 and July 2017 stock option grants, the Company respectfully refers the Staff to the Company’s response to prior comment 16 for an overview of the Company’s stock option grant practices from January 1, 2016 through June 30, 2017, including the discussion therein regarding the use by the Company’s board of directors (the “Board”) of periodic independent third-party valuations in determining the fair market value of the Company’s common stock on the relevant grant dates and the Company’s use of such determinations by the Board to estimate the fair value of its common stock for purposes of measuring compensation expense associated with stock option grants.

June 2017 Grants

On June 2, 2017, the Board granted options to acquire 297,647 shares of common stock and determined that the fair value of the Company’s common stock was $7.53 per share.  The Board based this determination on several factors, including a valuation prepared by an independent third-party valuation firm with the assistance of management as of April 30, 2017 (the “April 2017 Valuation”) and the Company’s recent results and business outlook.  The April 2017 Valuation estimated a range of enterprise values for the Company using each of the three principal market approach methodologies described in the Company’s response to prior comment 16, as well as the income approach.  The valuation then allocated the high and low end of the range of enterprise values to the Company’s preferred stock, common stock, warrants and options using the option pricing method (“OPM”).  A 17.1% discount for lack of marketability was then applied to the common stock, resulting in a range of fair values of $6.34 to $7.53 per share.  The Board determined on the date of grant that there were no material changes in the Company’s business since April 30, 2017, or in the assumptions upon which the April 2017 Valuation was based, that affected the fair value of the Company’s common stock on the date of grant.  As with prior valuations, in preparing the April 2017 Valuation, the Company determined that the OPM was the most appropriate method for allocating the Company’s range of enterprise values based on the range of possible future outcomes and the uncertainty with respect to corresponding time frames, and other relevant factors.

July 2017 Grants

On July 26, 2017, the Board granted options to acquire 1,720,469 shares of common stock and determined that the estimated fair value of the Company’s common stock was $11.95 per share.  The Company has revised the Registration Statement to remove the statement that the $12.00 exercise price referenced therein with respect to these stock options is equal to the fair value of the Company’s common stock on that date as determined by the Board.  The Board based its determination that the fair value of the Company’s common stock was $11.95 per share on several factors, including a valuation prepared by an independent third-party valuation firm with the assistance of management as of June 30, 2017 (the “June 2017 Valuation”), the Company’s preparations for a potential IPO and the Company’s recent results and business outlook.  The Board determined on the date of grant that there were no material changes in the Company’s business since June 30, 2017, or in the assumptions upon which the June 2017 Valuation was based, that affected the fair value of the Company’s common stock on the date of grant.  The June 2017 Valuation was prepared using the hybrid method.  The hybrid method is a hybrid between the probability weighted expected return method (“PWERM”) and OPM, which estimates the probability weighted value across multiple scenarios, whereby the OPM is used to estimate the allocation of value within one or more of said scenarios.  The PWERM analyzes the returns afforded to common equity holders under multiple future scenarios.  Under the PWERM, share value is based upon the probability-weighted present value of expected future net cash flows (distributions to stockholders), considering each of the possible future events and giving consideration to the rights and preferences of each share class.  The June 2017 Valuation used three scenarios to estimate enterprise value: an IPO scenario; a strategic sale scenario; and a going concern scenario.  A probability weighting of 80% was assigned to the IPO scenario and equal weighting of 10% to each of the other two scenarios.  The IPO scenario was evaluated using valuations based on different probability weighted revenue multiples and IPO dates of December 31, 2017, April 30, 2018, June 30, 2018 and September 30, 2018.  The strategic sale scenario was based on a review of recent mergers and acquisitions in the Company’s industry in determining the value of the common stock.  The going concern scenario blended a guideline public company approach and income approach to determine the enterprise value.  Specifically, multiples of revenues were applied in the guideline company method, and projections and cash flow adjustments were utilized to implement a discounted cash flow model.  The blended enterprise value determined was then allocated using the OPM with an exit date set at 3.0 years.  A risk free rate of 1.55% was utilized, which represented the three-year constant maturity date yield as of June 30, 2017.

For each scenario, marketable present values as of June 30, 2017 for the common stock were calculated, taking into consideration the Company’s capital structure, liquidation preferences and conversion rights. The present values were determined by discounting the future values by a present value discount factor based on a 30.0% cost of equity.  A 16.9% discount for lack of marketability was then applied to the common stock, resulting in a fair value of $11.95 per share.

Reconciliation

The primary reasons for the increase in the fair market value per share as of June 2, 2017, as compared to fair market value per share as of July 26, 2017, were the Company’s revenue growth, the use of higher revenue multiples to estimate enterprise values based on the Company’s review of its peer companies, and progress made by the Company towards a possible IPO evidenced by, among other things, the selection of the lead underwriters for the IPO in mid-June, the scheduling of the organizational meeting for the IPO (which was held in mid-July) and additional work undertaken by the Company in advance of a possible IPO.

Reassessment

The Company advises the Staff that subsequent to June 2, 2017 and upon receipt of the June 2017 Valuation in July 2017, it reassessed the estimated fair value of its common stock as of June 2, 2017 used for financial reporting purposes related to these granted options.  Based on this reassessment, the Company concluded the fair value of the common stock as of June 2, 2017 was $9.67 per share.  This fair value was based upon a linear interpolation of fair value between April 30, 2017 and June 30, 2017 using the high end of the fair value range in the April 2017 Valuation and the fair value from the June 2017 Valuation.  The Company advises the Staff that the incremental stock-based compensation expense attributable to the quarter ended June 30, 2017 is immaterial and will be recorded in the financial statements for the three months ended September 30, 2017.  The Company submits that it believes its use of linear interpolation between such valuation dates is an appropriate methodology by which to determine the fair value per share for financial accounting purposes due to the rapid and consistent growth of the Company and because the Company did not identify any single event or series of events that occurred during the period that would have caused a material change in fair value.

******

Please contact me at (720) 566-4244 with any questions or further comments regarding the responses to the Staff’s Comments.

Sincerely,

/s/ Matthew P. Dubofsky

Matthew P. Dubofsky

cc:                                Sameer Dholakia, SendGrid, Inc.

Yancey Spruill, SendGrid, Inc.

Michael Tognetti, SendGrid, Inc.

Michael L. Platt, Cooley LLP

Eric C. Jensen, Cooley LLP

Sarah K. Solum, Davis Polk & Wardwell LLP